Filed Pursuant to Rule 424(b)(3)

Registration No. 333-224846

Prospectus Supplement No. 2

(To Prospectus dated May 21, 2018)

VICI Properties Inc.

Supplement No. 2 to Prospectus dated May 21, 2018

This prospectus supplement (this “Supplement No. 2”) supplements the prospectus dated May 21, 2018 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (Registration No. 333-224846). This Supplement No. 2 is being filed to update and supplement the information in the Prospectus with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 19, 2018, excluding Item 7.01 and any information incorporated by reference into Item 7.01 (the “Current Report”). The Current Report is attached to this Supplement No. 2.

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Supplement No. 2. This Supplement No. 2 should be read in conjunction with the Prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 19 of the Prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 is June 19, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 18, 2018

VICI Properties Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-38372	81-4177147
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

430 Park Avenue, 8th Floor

New York, New York 10022

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (702) 820-3800

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Agreement.

Purchase of Margaritaville Resort Casino Property

On June 18, 2018, VICI Properties Inc., a Maryland corporation (the “Company”), entered into definitive agreements pursuant to which the Company will acquire the land and real estate assets of the Margaritaville Resort Casino, located in Bossier City, Louisiana (“Margaritaville Resort Casino”), for approximately $261 million in cash, and an affiliate of Penn National Gaming, Inc. (NASDAQ: PENN) (“Penn National”) will acquire the operating assets of the Margaritaville Resort Casino for approximately $115 million in cash. The aggregate purchase price payable in connection with the acquisition of the real property and operations of the Margaritaville Resort Casino is approximately $376 million, subject to certain post-closing adjustments. Simultaneous with the closing of the transaction, the Company will enter into a triple-net lease agreement (the “Lease”) for the acquired property with a subsidiary of Penn National. The Lease will have an initial annual rent of approximately $23 million and an initial term of 15 years, with four five-year renewal options, and will be guaranteed by Penn National and certain of its subsidiaries. The transaction is subject to regulatory approval and other customary closing conditions.

The transaction is being implemented pursuant to the terms of (a) an Agreement and Plan of Merger (the “Merger Agreement”) dated as of June 18, 2018 by and among the Company, Riverview Merger Sub Inc., a wholly owned subsidiary of the Company (“Merger Sub”), Penn Tenant II, LLC, a wholly owned subsidiary of Penn National (“Penn Tenant”), Penn National, Bossier Casino Venture (HoldCo), Inc. (“HoldCo”), and Silver Slipper Gaming, LLC, pursuant to which Merger Sub will merge with and into HoldCo, with HoldCo surviving the merger as a wholly owned subsidiary of the Company (the “Merger”) and (b) a Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”) dated as of June 18, 2018 by and among the Company, Merger Sub, Penn Tenant and Penn National pursuant to which, immediately following the consummation of the Merger, HoldCo will sell the limited liability company interests in HoldCo’s sole direct subsidiary, BCV (Intermediate) Inc. (“Intermediate”), to Penn Tenant. The sale of Intermediate will occur following certain restructuring transactions, including the conversion of HoldCo’s subsidiaries from corporations to limited liability companies and the distribution of the land and real property assets held by HoldCo’s subsidiaries to HoldCo. Following the completion of the Merger and the closing of the sale under the Membership Interest Purchase Agreement (which will be completed on the same day), the Company will own the land and real estate assets of the Margaritaville Resort Casino, Penn National will own the operating assets, and the parties will enter into the Lease. Penn National will guarantee Penn Tenant’s obligations under the Merger Agreement and the Lease.

The Merger Agreement contains customary representations, warranties, covenants and indemnities by the parties to the agreement and is subject to customary closing conditions, including, among other things, (i) the receipt of regulatory approvals, including applicable gaming regulatory approvals, (ii) the accuracy of the respective parties’ representations and warranties, subject to customary qualifications, and (iii) material compliance by the parties with their respective covenants and obligations. The Merger is also subject to the receipt of the consent of certain of HoldCo’s stockholders, and the Merger Agreement may be terminated by the Company and Penn National if the stockholder consent is not received within 48 hours of signing the Merger Agreement. In addition, the Merger Agreement contains certain termination rights, including (i) by either party in the event the closing has not occurred by January 5, 2019 (the “Outside Date”), subject to two two-month extensions under certain circumstances. The Membership Interest Purchase Agreement may only be terminated by the written consent of the parties thereto and will be automatically terminated if the Merger Agreement is terminated in accordance with its terms and the Merger has not occurred and/or will not occur.

If the Merger Agreement is terminated under certain circumstances, including that (i) the Merger has not occurred prior to the Outside Date, (ii) it becomes impossible for the Merger to close by the Outside Date due to the inability to receive certain regulatory approvals or (iii) Penn National or the Company has withdrawn any application for regulatory gaming approvals or such application is not granted, then Penn National and/or the Company may be responsible for an aggregate termination fee of $12.5 million, which may increase, to the extent the Outside Date is extended in accordance with the terms of the Merger Agreement, to an amount of up to $20 million. The parties will generally be entitled to seek all remedies available at law or in equity against the other, including specific performance, subject to certain exceptions. In addition, under certain circumstances where the inability to close is primarily relating to the Company, but Penn National remains able to close the Merger, the Merger Agreement may be terminated with respect to the Company only, and in such case HoldCo and Penn National are required to restructure the transactions so that Penn National acquires HoldCo.

The foregoing description of the Merger Agreement and the Membership Interest Purchase Agreement and the transactions contemplated by such agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement and the Membership Interest Purchase Agreement, copies of which are attached hereto as Exhibit 2.1 and Exhibit 10.1, respectively, and are incorporated herein by reference.

Additional Information

Copies of the Merger Agreement and the Membership Interest Purchase Agreement have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about the Company or any other party thereto. In particular, the representations and warranties contained in each of the Merger Agreement and the Membership Interest Purchase Agreement were made only for the purposes of such agreement as of the specific dates therein and were solely for the benefit of the parties to such respective agreement. The representations and warranties contained in each such agreement may be subject to limitations agreed upon by the parties thereto and are qualified by information in confidential disclosure schedules provided in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in such agreements may be subject to a standard of materiality provided for therein and have been used for the purpose of allocating risk among the parties thereto, rather than establishing matters of fact. Other than as expressly provided in the Merger Agreement or the Membership Interest Purchase Agreement, stockholders or investors are not third-party beneficiaries under either the Merger Agreement or the Membership Interest Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or to any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement and the Membership Interest Purchase Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 7.01.	Regulation FD Disclosure.

On June 19, 2018, the Company issued a press release announcing its participation in the transaction described in Item 1.01 above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 7.01. Also, on June 19, 2018, the Company posted an investor presentation relating to the transaction to its website under the “Investors” tab, subheading “Events and Presentations.” A copy of the investor presentation is attached hereto as Exhibit 99.2 and is incorporated by reference into this Item 7.01.

The information referenced in this Item 7.01 of this Current Report on Form 8-K, including the press release filed as Exhibit 99.1 and the presentation filed as Exhibit 99.2, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this Item 7.01 of this Current Report on Form 8-K shall not be deemed an admission as to the materiality of any information herein that is required to be disclosed solely by reason of Regulation FD.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws. You can identify these statements by our use of the words “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” and similar expressions that do not relate to historical matters. All statements other than statements of historical fact are forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors which are, in some cases, beyond the Company’s control and could materially affect actual results, performance, or achievements. Among those risks, uncertainties and other factors are risks that the acquisition of the Margaritaville Resort Casino may not be consummated on the terms or timeframe described herein, or at all; the ability of the parties to satisfy the conditions set forth in the definitive transaction documents, including the ability to receive, or delays in obtaining, the regulatory approvals required to consummate the transactions; the terms on which the Company finances the transaction, including the source of funds used to finance such transaction; disruptions to the real property and operations of the Margaritaville Resort Casino during the pendency of the closing; risks that the Company may not achieve the benefits contemplated by the acquisition of the real estate assets (including any expected accretion or the amount of any future rent payments); and risks that not all potential risks and liabilities have been identified in the due diligence. Important risk factors that may affect the Company’s business, results of operations and financial position are detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as may be required by applicable law.

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Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger dated as of June 18, 2018 by and among VICI Properties Inc., Riverview Merger Sub Inc., Penn Tenant II, LLC, Penn National Gaming, Inc., Bossier Casino Venture (HoldCo), Inc. and Silver Slipper Gaming, LLC.

10.1	Membership Interest Purchase Agreement dated as of June 18, 2018 by and among VICI Properties Inc., Riverview Merger Sub Inc., Penn Tenant II, LLC and Penn National Gaming, Inc.

99.1	Press Release of VICI Properties Inc., dated June 19, 2018

99.2	Investor Presentation, June 2018

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VICI PROPERTIES INC.

Date: June 19, 2018	By:	/s/ DAVID KIESKE
David Kieske
Chief Financial Officer